UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2012
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________
Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

2

OTHER INFORMATION
For the three-month period ended March 31, 2012, QIAGEN N.V. prepared its quarterly report under United States generally accepted accounting principles (U.S. GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date:	May 8, 2012

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	U.S. GAAP Quarterly Report for the Period Ended March 31, 2012

5

Exhibit 99.1
QIAGEN N.V. AND SUBSIDIARIES
U.S. GAAP QUARTERLY REPORT FOR THE PERIOD ENDED MARCH 31, 2012

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in $ thousands)

	Note	March 31, 2012	December 31, 2011
		(unaudited)
Assets
Current assets:
Cash and cash equivalents		$219,855	$221,133
Short-term investments		55,503	54,577
Accounts receivable, net of allowance for doubtful accounts of $4,402 and $4,315 in 2012 and 2011, respectively		231,943	230,770
Income taxes receivable		18,051	19,009
Inventories, net	(10)	134,358	132,236
Prepaid expenses and other current assets		64,712	59,055
Deferred income taxes		34,771	31,652
Total current assets		759,193	748,432
Long-term assets:
Property, plant and equipment, net		386,396	371,792
Goodwill	(11)	1,743,022	1,733,722
Intangible assets, net of accumulated amortization of $452,434 and $417,430 in 2012 and 2011, respectively	(11)	824,059	819,487
Deferred income taxes		25,840	26,866
Other assets		59,596	56,154
Total long-term assets		3,038,913	3,008,021
Total assets		$3,798,106	$3,756,453

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in $ thousands, except par value)

	Note	March 31, 2012	December 31, 2011
		(unaudited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt		$2,087	$1,617
Short-term loans		146,916	142,329
Accounts payable		42,099	59,848
Accrued and other liabilities (of which $10,363 and $7,383 due to related parties in 2012 and 2011, respectively)	(15)	204,196	213,769
Income taxes payable		22,758	31,211
Deferred income taxes		33,942	32,883
Total current liabilities		451,998	481,657
Long-term liabilities:
Long-term debt, net of current portion (of which $445,000 in 2012 and 2011 due to related parties)	(9) (15)	445,586	446,005
Deferred income taxes		207,315	207,112
Other liabilities		58,162	63,881
Total long-term liabilities		711,063	716,998
Commitments and contingencies	(14)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued and outstanding—235,502 and 234,221 shares in 2012 and 2011, respectively		2,751	2,739
Additional paid-in capital		1,691,520	1,673,733
Retained earnings		884,520	855,928
Accumulated other comprehensive income	(13)	46,563	15,904
Equity attributable to the owners of QIAGEN N.V.		2,625,354	2,548,304
Noncontrolling interest		9,691	9,494
Total equity		2,635,045	2,557,798
Total liabilities and equity		$3,798,106	$3,756,453

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in $ thousands, except per share data)

	Three Months Ended
	March 31,
	2012	2011
	(unaudited)
Net sales	$296,422	$264,265
Cost of sales	107,052	92,117
Gross profit	189,370	172,148
Operating expenses:
Research and development	28,637	32,667
Sales and marketing	82,379	68,414
General and administrative, restructuring, integration and other	33,908	26,397
Acquisition-related intangible amortization	7,963	6,225
Total operating expenses	152,887	133,703
Income from operations	36,483	38,445
Other income (expense):
Interest income	589	1,271
Interest expense	(5,017)	(6,307)
Other income, net	1,082	1,878
Total other expense	(3,346)	(3,158)
Income before provision for income taxes	33,137	35,287
Provision for income taxes	4,647	7,306
Net income	28,490	27,981
Net (loss) attributable to noncontrolling interest	(102)	—
Net income attributable to the owners of QIAGEN N.V.	$28,592	$27,981
Basic net income per common share attributable to the owners of QIAGEN N.V.	$0.12	$0.12
Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.12	$0.12

Weighted-average shares outstanding (in thousands)
Basic	234,925	233,402
Diluted	238,885	240,382

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in $ thousands)

		Three Months Ended
		March 31,
	Note	2012	2011
		(unaudited)
Net income		$28,490	$27,981
Gains (losses) on cash flow hedges, before tax	(7)	(3,574)	(7,838)
Reclassification adjustments on cash flow hedges, before tax	(7)	3,853	9,835
Cash flow hedges, before tax		279	1,997
Foreign currency translation adjustments, before tax		30,252	20,633
Other comprehensive income, before tax		30,531	22,630
Income tax relating to components of other comprehensive income (loss)		428	(765)
Total other comprehensive income, after tax		30,959	21,865
Comprehensive income		59,449	49,846
Comprehensive income attributable to noncontrolling interest		(197)	—
Comprehensive income attributable to the owners of QIAGEN N.V.		$59,252	$49,846

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in $ thousands, except share amounts)

		Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling Interest	Total Equity
(unaudited)	Note	Shares	Amount
BALANCE AT DECEMBER 31, 2011		234,221	$2,739	$1,673,733	$855,928	$15,904	$2,548,304	$9,494	$2,557,798
Net income (loss)		—	—	—	28,592	—	28,592	(102)	28,490
Proceeds from subscription receivables		—	—	119	—	—	119	—	119
Unrealized loss, net on hedging contracts		—	—	—	—	(2,502)	(2,502)	—	(2,502)
Realized loss, net on hedging contracts		—	—	—	—	2,697	2,697	—	2,697
Translation adjustment, net	(13)	—	—	—	—	30,464	30,464	299	30,763
Issuance of common shares in connection with stock plan		1,281	12	10,177	—	—	10,189	—	10,189
Share-based compensation	(3)	—	—	5,208	—	—	5,208	—	5,208
Excess tax benefit of employee stock plans		—	—	2,283	—	—	2,283	—	2,283
BALANCE AT MARCH 31, 2012		235,502	$2,751	$1,691,520	$884,520	$46,563	$2,625,354	$9,691	$2,635,045

BALANCE AT DECEMBER 31, 2010		233,115	$2,724	$1,648,985	$759,890	$64,754	$2,476,353	$—	$2,476,353
Net income		—	—	—	27,981	—	27,981	—	27,981
Proceeds from subscription receivables		—	—	117	—	—	117	—	117
Unrealized loss, net on hedging contracts		—	—	—	—	(5,433)	(5,433)	—	(5,433)
Realized loss, net on hedging contracts		—	—	—	—	6,900	6,900	—	6,900
Translation adjustment, net		—	—	—	—	20,398	20,398	—	20,398
Issuance of common shares in connection with stock plan		568	8	4,347	—	—	4,355	—	4,355
Share-based compensation	(3)	—	—	3,951	—	—	3,951	—	3,951
Excess tax benefit of employee stock plans		—	—	1,673	—	—	1,673	—	1,673
BALANCE AT MARCH 31, 2011		233,683	$2,732	$1,659,073	$787,871	$86,619	$2,536,295	$—	$2,536,295

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in $ thousands)

		Three Months Ended
		March 31,
	Note	2012	2011
		(unaudited)
Cash flows from operating activities:
Net income		$28,490	$27,981
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		18,058	15,709
Amortization of purchased intangible assets		27,175	22,982
Share-based compensation expense	(3)	5,208	3,951
Excess tax benefits from share-based compensation		(2,283)	(1,673)
Deferred income taxes		(10,576)	(1,442)
Other		(661)	(1,370)
Net changes in operating assets and liabilities:
Accounts receivable		2,346	(479)
Inventories		(3,461)	(4,037)
Accounts payable		(18,785)	3,057
Accrued and other liabilities		(15,633)	(12,133)
Other		(18,755)	(2,503)
Net cash provided by operating activities		11,123	50,043
Cash flows from investing activities:
Purchases of property, plant and equipment		(18,853)	(21,070)
Proceeds from sale of equipment		460	415
Purchases of intangible assets		(4,369)	(5,351)
Purchases of investments	(6)	(1,015)	(3,443)
Proceeds from sale of investments	(6)	—	604
Purchases of short-term investments		—	(65,229)
Proceeds from sales of short-term investments		805	8,960
Cash paid for acquisitions, net of cash acquired		(2,027)	(2,964)
Net cash used in investing activities		(24,999)	(88,078)
Cash flows from financing activities:
Net proceeds from short-term debt		2,035	—
Repayment of long-term debt		(33)	—
Principal payments on capital leases		(1,001)	(898)
Proceeds from subscription receivables		119	117
Excess tax benefits from share-based compensation		2,283	1,673
Proceeds from issuance of common shares		10,189	4,355
Other financing activities		(2,357)	262
Net cash provided by financing activities		11,235	5,509
Effect of exchange rate changes on cash and cash equivalents		1,363	(19,300)
Net decrease in cash and cash equivalents		(1,278)	(51,826)
Cash and cash equivalents, beginning of period		221,133	828,407
Cash and cash equivalents, end of period		$219,855	$776,581
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.	Description of the Business and Basis of Presentation
QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading provider of innovative sample and assay technologies. These technologies-consumable products such as sample and assay kits and automated instrumentation systems-empower customers to transform raw biological samples into valuable molecular information. We serve four major customer classes: Molecular Diagnostics laboratories; Applied Testing customers in fields such as forensics, veterinary diagnostics and food safety; Pharmaceutical research and development groups, and Academic researchers. We market our products in more than 100 countries.
Basis of Presentation
The condensed consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries which are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the condensed consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization, our products and services are offered globally and have consistent product margins. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. Accordingly, we operate and make decisions as one reporting unit.
The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2011.

2.	Recent Authoritative Pronouncements
Adoption of New Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, to amend FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, to improve comparability of fair value measurements in both U.S. GAAP and IFRS financial statements. Under these amendments, the FASB does not intend to cause any change in the application of the requirements under Topic 820. Some amendments provide clarification on the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value, or change disclosure requirements about fair value measurements. The amendments are to be applied prospectively and are effective for public entities for interim and annual periods beginning after December 15, 2011. We adopted this guidance on January 1, 2012 without a material impact on our condensed consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220)-Presentation of Comprehensive Income, to increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS. This amendment requires that all nonowner changes in equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment therefore eliminates the option to present components of other comprehensive income as part of the statement of changes in equity. This amendment does not change the items reported under other comprehensive income, it does not change when an item of other comprehensive income must be reclassified to net income and entities can choose to show line items net of tax effects or show one amount of aggregate income tax expense or benefit. This amendment must be applied retrospectively and for public entities, these amendments become effective for interim and fiscal periods beginning after December 15, 2011. We comply with the provisions of this amendment by using the two statement approach.

3.	Share-Based Compensation
Stock Options
During the three-month periods ended March 31, 2012 and 2011, we granted options to purchase 17,771 and 258,555 common shares, respectively. The unrecognized share-based compensation expense related to employee stock option awards, including estimated forfeitures, was approximately $3.4 million, as of March 31, 2012 and is expected to be recognized over a weighted average period of approximately 1.71 years.
Stock Awards
Stock-based awards consist of restricted stock units, which have time-based vesting, and performance stock units which have a performance hurdle in addition to the time vesting. During the three-month period ended March 31, 2012 and 2011, we granted 289,751 and 929,738 stock awards, respectively. At March 31, 2012, there was $62.1 million remaining in unrecognized compensation expense, including estimated forfeitures, related to these awards, which is expected to be recognized over a weighted average period of 7.94 years.
Share-Based Compensation Expense
Total share-based compensation expense for the three-month periods ended March 31, 2012 and 2011 is comprised of the following:

	Three Months Ended
	March 31,
Compensation Expense (in thousands)	2012	2011
Cost of sales	$448	$323
Research and development	885	616
Sales and marketing	1,339	893
General and administrative, restructuring, integration and other	2,536	2,119
Share-based compensation expense before taxes	5,208	3,951
Less: income tax benefit	1,153	834
Net share-based compensation expense	$4,055	$3,117

No compensation cost was capitalized in inventory in 2012 or 2011 as the amounts were not material.

4.	Net Income Per Common Share Attributable to the Owners of QIAGEN N.V.
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. The following table summarizes the information used to compute net income per common share attributable to the owners of QIAGEN N.V.:

	Three Months Ended
	March 31,
(in thousands)	2012	2011
Weighted average number of common shares used to compute basic net income per common share	234,925	233,402
Dilutive effect of warrants	2,025	4,055
Dilutive effect of stock options and restricted stock units	1,935	2,925
Weighted average number of common shares used to compute diluted net income per common share	238,885	240,382
Outstanding options and awards having no dilutive effect, not included in above calculation	4,498	1,878
Outstanding warrants having no dilutive effect, not included in above calculation	24,442	22,412

5. Restructuring

Late in 2011, we began a project to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aims to eliminate organizational layers and overlapping structures, actions that we expect will enhance our processes, speed and productivity. In the first three months of 2012, we recorded net pretax charges of $10.6 million in general, administrative, restructuring and other. The net pretax charges consists of $2.8 million for personnel related costs, consulting costs of $6.1 million and $1.7 million of facility and other costs. We expect to record additional restructuring charges in 2012 related to this program.

The specific restructuring measures and associated estimated costs were based on management's best business judgment under the existing circumstances at the time the estimates were made. If future events require changes to these estimates, such adjustments will be reflected in the applicable line item in the condensed consolidated statement of income.

The following table summarizes the cash components of the restructuring costs. At March 31, 2012 and December 31, 2011, a restructuring accrual of $17.2 million and $26.9 million, respectively, was included in accrued and other liabilities in the accompanying condensed consolidated balance sheet.

(in thousands)	Personnel Related	Facility Related	Contract Cost	Total
Balance at December 31, 2011	$19,228	$443	$7,238	$26,909
Additional costs in 2012	3,505	1,649	6,092	11,246
Payments	(10,179)	(294)	(10,241)	(20,714)
Release of excess accrual	(674)	—	—	(674)
Translation	420	—	—	420
Balance at March 31, 2012	$12,300	$1,798	$3,089	$17,187

6. Variable Interest Entities
FASB ASC Topic 810 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. We have a 50% interest in a joint venture company, PreAnalytiX GmbH, for which we are not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, our maximum exposure to loss as a result of our involvement with PreAnalytiX is limited to our share of losses from the equity method investment itself.
We also have 100% interests in two entities established for the purpose of issuing convertible debt. These entities are discussed in Note 9 below.

7. Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We do not offset the fair value of derivative instruments with cash collateral held or received from the same counterparty under a master netting arrangement.

As of March 31, 2012 and December 31, 2011, all derivatives that qualify for hedge accounting are cash-flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2012 and 2011, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings and did not discontinue any cash-flow hedges. During the next 12 months, we expect that approximately $0.6 million of derivative losses included in accumulated other comprehensive income, based on their valuation as of March 31, 2012, will be reclassified into income. The cash flows derived from derivatives, including those that are not designated as hedges, are classified in the operating section of the condensed consolidated statements of cash flows, in the same category as the condensed consolidated balance sheet account of the underlying item.

Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
In addition, we were party to cross-currency swaps which have been entered into in connection with the notes payable to Euro Finance (see Note 9) and which qualified as cash-flow hedges with a notional amount of $120.0 million as of March 31, 2012 and December 31, 2011, which mature in November 2012 and had fair market values included in accrued and other liabilities of $4.7 million at March 31, 2012 and of $0.7 million in prepaid and other assets together with $1.7 million in accrued and other liabilities at December 31, 2011, in the accompanying condensed consolidated balance sheets.

Undesignated Derivative Instruments
We are party to various foreign exchange forward, option and swap arrangements which had, at March 31, 2012, an aggregate notional value of approximately $214.5 million and fair values of $2.3 million and $2.9 million, which are included in prepaid and other assets and accrued and other liabilities, respectively, and which expire at various dates through June 2012.
We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2011, an aggregate notional value of approximately $204.0 million and fair values of $5.5 million and $0.8 million which are included in other assets and other liabilities, respectively, and which expired at various dates through April 2012.
The transactions were entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements were recognized in other income, net.

Interest Rate Derivatives
We used interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates until October 2011. The interest rate swaps effectively fixed the variable interest rates on a portion of our variable rate debt and qualified for hedge accounting as cash-flow hedges. There was no ineffectiveness related to these swaps, the last of which matured in October 2011.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the condensed consolidated balance sheets as of March 31, 2012 and December 31, 2011:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Derivative instruments designated as hedges
Foreign exchange contracts	$—	$658	$(4,684)	$(1,723)
Undesignated derivative instruments
Foreign exchange contracts	2,275	5,489	(2,852)	(769)
Total derivative instruments	$2,275	$6,147	$(7,536)	$(2,492)

Gains and Losses on Derivative Instruments
The following tables summarize the locations and gains on derivative instruments for the three months ended March 31, 2012 and 2011:

Three months ended March 31, 2012 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash-flow hedges
Foreign exchange contracts	$(3,574)	Other income, net	$3,853	n/a
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(5,803)

Three months ended March 31, 2011 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Cash-flow hedges
Interest rate contracts	$759	Interest expense	$—	n/a
Foreign exchange contracts	(8,597)	Other income, net	9,835	n/a
Total	$(7,838)		$9,835	$—
Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(16,150)

The amounts noted in the tables above for accumulated other comprehensive income (AOCI) do not include any adjustments for the impact of deferred income taxes. Gains and losses recognized on foreign exchange contracts are included in other income, net in the condensed consolidated statement of income together with the corresponding, offsetting losses and gains on the underlying transactions.

8. Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
Level 1. Observable inputs, such as quoted prices in active markets;
Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. We value contingent consideration liabilities using Level 3 unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones and the discount rate, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the condensed consolidated statement of income in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and December 31, 2011:

	As of March 31, 2012				As of December 31, 2011
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$8,757	$46,746	$—	$55,503	$9,290	$45,287	$—	$54,577
Foreign exchange contracts	—	2,275	—	2,275	—	6,147	—	6,147
	$8,757	$49,021	$—	$57,778	$9,290	$51,434	$—	$60,724
Liabilities:
Foreign exchange contracts	$—	$7,536	$—	$7,536	$—	$2,492	$—	$2,492
Contingent consideration	—	—	32,813	32,813	—	—	38,646	38,646
	$—	$7,536	$32,813	$40,349	$—	$2,492	$38,646	$41,138

For liabilities with Level 3 inputs, the following table summarizes the activity for the three months ended March 31, 2012:

(in thousands)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Contingent Consideration
Beginning Balance at December 31, 2011	$38,646
Additions	62
Payments	(2,357)
Change in estimate	(3,653)
Foreign currency translation adjustments	115
Ending balance at March 31, 2012	$32,813

The change estimate of $3.7 million includes $2.5 million for a change in fair value, which is included in research and development expense in the condensed consolidated statement of income, and $1.2 million which was recorded against goodwill.

The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 9 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the three-month periods ended March 31, 2012 and 2011 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

9. Debt

The credit facilities available at March 31, 2012 total €406.6 million (approximately $543.1 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which €110.0 million (approximately $146.9 million) was utilized at March 31, 2012, and four other lines of credit amounting to €6.6 million with no expiration date, none of which were utilized as of March 31, 2012. The €400.0 million facility can be utilized in euro, U.K pound or U.S. dollar and bears interest of 0.8% to 2.35% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. The commitment fee is calculated based on 35% of the applicable margin. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at March 31, 2012. The credit facilities are for general corporate purposes.
At March 31, 2012, total long-term debt was approximately $447.7 million, $2.1 million of which is current. We believe that funds from operations, existing cash and cash equivalents, and availability of financing facilities as needed, will be sufficient to fund our debt repayments coming due in 2012.
Total long-term debt consists of the following:

(in thousands)	March 31, 2012	December 31, 2011
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.97% due in December 2014	$300,000	$300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.84% due in February 2024	145,000	145,000
R&D-related loan bearing interest at 3.50% due in 2013	2,171	2,103
Production-related loans bearing interest at an effective rates of 4.57% and 6.28% due in May and November 2015	502	519
Total long-term debt	447,673	447,622
Less current portion	2,087	1,617
Long-term portion	$445,586	$446,005

Ipsogen S.A., acquired in July 2011, carries two long-term bank debts. The first loan, effective as of May 25, 2009, was for €0.3 million, having an effective rate of 6.28% and monthly payments due through May 2015. The second loan, effective as of June 25, 2009, was for €0.3 million, having an effective rate of 4.57% and monthly payments due through November 2015. The fair value of both debts approximate their carrying values at March 31, 2012.

In May 2006, we completed the offering of $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries and at March 31, 2012 and December 31, 2011, $300 million is included in long-term debt for the loan amounts payable to Euro Finance. These long-term notes payable to Euro Finance have an effective interest rate of 3.97% and are due in December 2014. Interest is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the 2006 Notes at March 31, 2012 was approximately $332.3 million. We have reserved 15.0 million common shares for issuance in the event of conversion.

In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the Senior Convertible Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland and at March 31, 2012 and December 31, 2011, $145 million is included in long-term debt for the loan amounts payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance originally matured in July 2011. The $145.0 million note, which was loaned under another agreement to another consolidated subsidiary, is payable to QIAGEN Finance with an effective interest rate of 1.84% and is due in February 2024. Interest is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. Since August 18, 2011, the 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option, at 100% of the principal amount, provided that the actual trading price of our common shares exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the 2004 Notes at March 31, 2012 was approximately $118.4 million. We have reserved 11.5 million common shares for issuance in the event of conversion.

10. Inventories
The components of inventories consist of the following as of March 31, 2012 and December 31, 2011:

(in thousands)	March 31, 2012	December 31, 2011
Raw materials	$26,685	$26,645
Work in process	37,940	33,757
Finished goods	69,733	71,834
Total inventories	$134,358	$132,236

11. Intangible Assets
The following table sets forth the intangible assets by major asset class as of March 31, 2012 and December 31, 2011:

	March 31, 2012		December 31, 2011
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$301,546	$(123,518)	$294,854	$(115,310)
Developed technology	625,539	(227,560)	605,847	(210,022)
Customer base, trademarks and in-process R&D	349,408	(101,356)	336,216	(92,098)
	$1,276,493	$(452,434)	$1,236,917	$(417,430)
Unamortized Intangible Assets:
Goodwill	$1,743,022		$1,733,722

The changes in the carrying amount of goodwill for the three months ended March 31, 2012 resulted primarily from changes in the purchase price allocations of 2011 acquisitions and foreign currency translation.

For the three-month periods ended March 31, 2012 and 2011 amortization expense on intangible assets totaled approximately $30.1 million and $26.0 million. Amortization of intangibles for the next five years is expected to be approximately:

Year	Annual Amortization (in thousands)
2013	$109,642
2014	$108,657
2015	$107,480
2016	$104,666
2017	$101,250

12. Income Taxes
The provision for income taxes is based upon the estimated annual effective tax rates for the year applied to the current period income before tax plus the tax effect of any significant unusual items, discrete events or changes in tax law. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the condensed consolidated financial statements. In the three-month periods ended March 31, 2012 and 2011, the effective tax rates were 14% and 21%, respectively.
We assess uncertain tax positions in accordance with ASC 740 (ASC 740-10 Accounting for Uncertainties in Tax). At March 31, 2012, our net unrecognized tax benefits totaled approximately $6.7 million which, if recognized, would favorably impact our effective tax rate in the periods in which they are recognized. It is possible that approximately $0.5 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statutes of limitations or settlements with tax authorities. We cannot reasonably estimate the range of the potential outcomes of these matters.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Our subsidiaries are no longer subject to income tax examinations by tax authorities for years before 2007.
As of March 31, 2012, residual Netherlands income taxes have not been provided on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free.

13. Accumulated Other Comprehensive Income
The following table is a summary of the components of accumulated other comprehensive income as of March 31, 2012 and December 31, 2011:

(in thousands)	March 31, 2012	December 31, 2011
Net unrealized loss on hedging contracts, net of tax	$(567)	$(762)
Net unrealized loss on pension, net of tax	115	115
Foreign currency effects from intercompany long-term investment transactions, net of tax of $4.4 million and $4.9 million in 2012 and 2011, respectively	5,873	7,369
Foreign currency translation adjustments	41,142	9,182
Accumulated other comprehensive income	$46,563	$15,904

14. Commitments and Contingencies
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments totaling up to $98.1 million based on the achievement of certain revenue and operating results milestones as follows: $19.6 million in 2012, $11.1 million in 2013, $12.5 million payable in 2014, $4.8 million in 2015, $6.6 million in 2016, and $43.5 million payable in any 12-month period from now until 2016 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $98.1 million total contingent obligation, $17.6 million and $15.3 million are included in accrued and other liabilities and other long-term liabilities, respectively, as of March 31, 2012.
Preacquisition Contingencies
In connection with certain acquisitions, amounts were paid into escrow accounts to cover certain preacquisition contingencies assumed in the acquisition. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $8.6 million as of March 31, 2012 ($7.0 million as of December 31, 2011). In addition, we have recorded $7.7 million for preacquisition contingencies as a liability under accrued and other liabilities as of March 31, 2012 ($6.2 million as of December 31, 2011).
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves of $4.4 million and $3.9 million as of March 31, 2012 and December 31, 2011, respectively, appropriately reflect the estimated cost of such warranty obligations.
Litigation
From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of March 31, 2012, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.
Cybeles Life Science Consulting (Claimant) vs. Research Biolabs Ptd. Ltd. (Respondent)

On August 18, 2010, Cybeles Life Science Consulting (Cybeles) initiated an arbitration proceeding against QIAGEN's Singapore affiliate Research Biolabs Pte. Ltd. (Research Biolabs) in the Swiss Chambers' Court of Arbitration and Mediation. The Notice of Arbitration alleged breaches of the distribution agreement between the parties, and claimed loss and damage in the amount of approximately $1.3 million. Research Biolabs considers the complaint as not justified and will continue to vigorously defend the claim.

15. Related Party Transactions
From time to time, we engage in transactions with companies in which we hold interests all of which are individually and in the aggregate immaterial except for certain transactions as discussed below.
We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 9, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of March 31, 2012 and December 31, 2011, we had loans payable to QIAGEN Finance of $145.0 million, accrued interest due to QIAGEN Finance of $1.4 million and $4.4 million, respectively and amounts receivable from QIAGEN Finance of $1.1 million and $3.4 million respectively. As of March 31, 2012 and December 31, 2011, we had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $9.0 million and $3.0 million, respectively, and amounts receivable from Euro Finance of $4.9 million and $1.6 million respectively. The amounts receivable are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.

16.  Subsequent Events

In April and May 2012, we completed three acquisitions with purchase prices totaling approximately $133.4 million in cash and $48.3 million in contingent consideration. These acquisitions include the acquisition of the remaining 60% of Scandinavian Gene Synthesis AB, of which we already held a 40% interest, the acquisition of a privately held company, and the acquisition of AmniSure International LLC, a privately owned Boston company that markets the AmniSure® assay for determining whether a pregnant woman is suffering rupture of fetal membranes (ROM), a condition in which fluid leaks from the amniotic sac prematurely.

We funded these acquisitions with cash on hand and through utilizations of our revolving credit facilities. Additionally, in April 2012, we entered into a €30.0 million revolving credit facility that bears interest of 0.73% above EONIA or EURIBOR. The facility can be utilized for general corporate purposes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” below.
Forward-looking and Cautionary Statements
This report contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into and maintain collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed below under the caption “Risk Factors.”
Results of Operations
Overview
QIAGEN is the world's leading provider of innovative Sample & Assay Technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular information. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify, enrich and provide results for analysis of biomolecules, such as the DNA of a virus or a mutation of a gene.
We sell our products, sample and assay kits known as consumables and automated instrumentation systems using those technologies, to four major customer classes:

•	Molecular Diagnostics-healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Applied Testing-customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma-drug discovery and development efforts of pharmaceutical and biotechnology companies

•	Academia-researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications

QIAGEN markets products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of March 31, 2012, we employed approximately 3,900 people in more than 35 locations worldwide.

We have delivered five-year compound annual growth rates of approximately 20% in net sales and 6% in net income through 2011, as reported under U.S. GAAP. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities.

Recent Acquisitions
QIAGEN has made a number of strategic acquisitions since 2009, expanding our technology and product offerings as well as extending our geographic presence. These transactions include:

•
In August 2011, we acquired Cellestis Ltd., a publicly listed Australian company that develops and provides in-vitro diagnostics and life science research products based on its proprietary QuantiFERON® technology. The technology provides information on the activity of the cell-mediated functions of the immune system from whole blood samples. By tapping into the body's memory system, this approach allows detection of diseases much earlier than other diagnostic methods, such as PCR. With QuantiFERON®, we are adding a “pre-molecular” technology that is complementary to our DNA-based molecular testing franchise. QuantiFERON® is a trademark of Cellestis, Ltd.

•
In July 2011, we entered into binding agreements with a group of major shareholders of Ipsogen S.A. and purchased a majority of the Ipsogen shares. Ipsogen S.A., a publicly listed French company that is a global leader in molecular profiling and personalized healthcare diagnostics for a broad range of blood cancers. In October 2011, we initiated a public tender offer for the remaining shares. By year-end 2011, we had acquired 89% of the shares of Ipsogen. QIAGEN intends to fully acquire Ipsogen through future public offers.

•
In January 2010, we acquired ESE GmbH, now QIAGEN Lake Constance GmbH, a German developer and manufacturer of portable, battery-operated, “ultra-fast time to result” multiplex UV and fluorescence optical measurement devices. ESE's systems for point of need testing in healthcare and applied testing enable low-throughput molecular testing in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

•
In December 2009, we acquired SABiosciences Corporation, a U.S. company that holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels (PCR Arrays), which are widely utilized in biomedical research and in development of new drugs and diagnostics.

•
In September 2009, we acquired DxS Ltd, now QIAGEN Manchester, a pioneer in development and marketing of companion diagnostics that enable physicians to predict patient responses in order to make cancer therapies more effective. Headquartered in the U.K., QIAGEN Manchester, Ltd brings a portfolio of molecular diagnostic assays and related intellectual property, as well as a deep pipeline of companion diagnostic partnerships in oncology with leading pharmaceutical companies. The acquisition has given QIAGEN a leading position in personalized healthcare and strengthen our overall strategic position in Molecular Diagnostics.

Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as costs related to the acquisitions and integrations of the acquired companies, such as the relocation and closure of certain facilities.
We operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our decision-making process has evolved as a result of continued growth, restructuring and streamlining of the organization, and revised internal budgeting and reporting approaches. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. However, we do provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.
First Quarter Ended March 31, 2012 compared to First Quarter Ended March 31, 2011
Net Sales
In the first quarter of 2012, net sales increased by 12% to $296.4 million, as compared to $264.3 million in the first quarter of 2011 driven by double-digit growth in all geographic regions and supported by contributions from all customer classes. The first quarter sales include results of Cellestis and Ipsogen, which were both acquired in the second half of 2011 and contributed approximately 7% to net sales in the first quarter of 2012. Net sales was negatively affected by $2.9 million, or 1%, of currency impact in the first quarter of 2012.
Geographic regions: The Americas, representing 47% of net sales, led the performance among geographic regions, with the strongest contributions from the U.S., Brazil and Canada. Europe / Middle East / Africa, representing 34% of net sales, saw sustained growth in Germany, France, Italy and the Nordic region, but weaker in southern Europe. Growth drivers in the Asia-Pacific / Japan region, representing 18% of net sales, were China and Japan, which rebounded after results in the 2011 period were affected by the tsunami and nuclear reactor disasters.

Product categories: Consumable and related revenues, which represent approximately 88% of net sales, reported an 13% increase in 2012 as compared to the first quarter of 2011. Sales of instrumentation products in 2012, which represent approximately 12% of total sales, increased by 4% as compared to the same period of the prior year. Instrument sales grew at a slower rate than consumables, reflecting the impact of a transition under way since early 2011 to a greater proportion of reagent rental agreements for the QIAsymphony RGQ automation system where revenues are recognized over a multi-year period. Higher instrument sales in Applied Testing and Pharma more than offset significantly lower sales contributions from Molecular Diagnostics and Academia.
Customer classes: In Molecular Diagnostics, which represents approximately 46% of net sales, we achieved 19% growth in 2012 benefiting from double-digit growth in consumables slightly offset by a low-single-digit decline in instruments. Personalized Healthcare sustained its rapid growth pace, driven by demand for companion diagnostic tests as well as higher milestone payments for co-development projects with pharmaceutical companies compared to the first quarter of 2011. The addition of Ipsogen's blood cancer testing portfolio in July 2011 provided significant growth impulses. In Profiling, sales gains were seen in the product portfolio used for disease profiling, particularly virology. In Prevention, global HPV (human papillomavirus) sales were stable compared to the same period of 2011 in both the Americas and rest of the world. The QuantiFERON-TB Gold test for detection of latent tuberculosis, added to the QIAGEN portfolio in August 2011 through the acquisition of Cellestis, provided dynamic growth contributions.
In Applied Testing, which represents approximately 7% of net sales, we achieved 21% growth in 2012 and returned to a much stronger performance driven by double-digit sales of both consumables and instruments. Human identification and forensic products were in demand, particularly in the Americas and Europe, while food safety and veterinary assays provided additional growth.
In Pharma,which represents approximately 20% of net sales, we achieved 8% growth in 2012 led by double-digit gains in instrument sales and growth in consumables sales. Strong demand for the GeneGlobe portfolio of molecular pathway analysis products remained a key growth driver. The Europe / Middle East / Africa and Asia-Pacific / Japan regions both delivered significantly higher sales.
In Academia, which represents approximately 27% of net sales, we achieved 3% growth in 2012 benefiting from single-digit growth in consumables, which more than offset lower instrument sales. All regions had positive sales growth, but the overall performance was affected by the ongoing adverse impact of budget uncertainty and austerity measures in the U.S. and some European countries.
Gross Profit
Gross profit was $189.4 million (64% of net sales) for the three-month period ended March 31, 2012 as compared to $172.1 million (65% of net sales) in the same period in 2011. Generally, our consumable sample and assay products have a higher gross margin than our instrumentation products. The gross margin on milestone payments from companion diagnostic co-development arrangements is significantly below the margin on product sales. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. In addition, the QuantiFERON TB product acquired with the Cellestis acquisition late in 2011 carries a lower gross margin. Additionally, gross margin in the first quarter of 2012 compared to the same period of 2011 reflects higher incoming freight costs costs in 2012 and a value added tax credit in 2011.
Amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $19.2 million in the first quarter of 2012, as compared to $16.8 million in the comparable 2011 period. We expect that our acquisition-related intangible amortization will continue to increase as a result of future acquisitions.
Research and Development
Research and development expenses decreased by 12% to $28.6 million (10% of net sales) in the first quarter of 2012, compared to $32.7 million (12% of net sales) in the same period of 2011. The decrease in research and development expense primarily reflects the delay in development projects following the reprioritization of the development portfolio. Expenses are expected to increase in the second quarter of 2012 as development activities accelerate. The decrease in research and development expense also reflects a a favorable currency impact of $0.4 million in the first quarter of 2012. Our business combinations, along with the acquisition of new technologies, will increase our research and development costs. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development efforts. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts

Sales and Marketing
Sales and marketing expenses increased by 20% to $82.4 million (28% of net sales) in the first quarter of 2012 from $68.4 million (26% of net sales) in the same period of 2011. The increase in sales and marketing expenses reflects the acquisitions in 2011 along with increased sales and marketing investments to globalize the newly acquired Cellestis and Ipsogen product portfolios, as well as our investment in new sales subsidiaries in India and Taiwan. The increase is net of a $1.3 million of favorable currency exchange impact in 2012. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in Molecular Diagnostics, Applied Testing, Pharma and Academia. We anticipate that sales and marketing costs will continue to increase along with new product introductions and growth in sales of our products.
General and Administrative, Restructuring, Integration and Other Costs
General and administrative, business integration, restructuring and related costs were $33.9 million (11% of net sales) in the first quarter of 2012 as compared to $26.4 million (10% of net sales) in the first quarter of 2011. The net increase is due primarily to $11.0 million in restructuring costs in 2012 related to internal restructuring of subsidiaries, including severance and retention costs, plus increased costs in connection with our 2011 acquisitions, partially offset by operational efficiencies. The restructuring costs primarily relate to a project we began in late 2011 to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aims to eliminate organizational layers and overlapping structures, actions that will enhance our processes, speed and productivity. Additionally, these costs were favorably impacted by $0.7 million in currency impact in 2012, compared to the same period of 2011. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration and restructuring costs in 2012.
Acquisition-Related Intangible Amortization
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and noncompete agreements acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset.
During the three months ended March 31, 2012, the amortization expense on acquisition-related intangibles within operating expense increased to $8.0 million, as compared to $6.2 million the same period of 2011. We expect that our acquisition-related intangible amortization will continue to increase as a result of future acquisitions.
Other Income (Expense)
Total other expense was $3.3 million and $3.2 million in the three-month periods ended March 31, 2012, and 2011, respectively. Total other expense in the first quarter of 2012 is primarily the result of losses on foreign currency transactions and interest expense. In the first quarter of 2011, total other expense was primarily interest expense, partially offset by interest income, foreign currency gains and income from equity method investees.
Interest expense decreased to $5.0 million compared to $6.3 million in the three-month periods ended March 31, 2012 and 2011, respectively. Interest costs primarily relate to long-term debt. The decrease in interest expense is primarily due to a lower outstanding debt balance following repayments in 2011.
For the three months ended March 31, 2012, interest income decreased to $0.6 million as compared to $1.3 million in the same period of 2011. The decrease in interest income primarily reflects the changes in our cash and short-term investments and the changing interest rates thereon.
For the three months ended March 31, 2012, losses on foreign currency transactions totaled $1.4 million as compared to gains of $0.7 million in 2011 which represent foreign currency fluctuations, net of hedging activities.
Provision for Income Taxes
In the first quarters of 2012 and 2011, our effective tax rates were 14% and 21%, respectively. Our provision for income taxes is based upon the estimated annual effective tax rates. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In the first quarter of 2012, we realized a benefit of the tax planning implemented late in 2011.

Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions. As of March 31, 2012 and December 31, 2011, we had cash and cash equivalents of $219.9 million and $221.1 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars and Euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At March 31, 2012, cash and cash equivalents had decreased by $1.3 million from December 31, 2011 primarily due to cash used in investing activities of $25.0 million partially offset by cash provided by operating activities of $11.1 million and financing activities of $11.2 million. As of March 31, 2012 and December 31, 2011, we had working capital of $307.2 million and $266.8 million, respectively.
Operating Activities. For the three-month periods ended March 31, 2012 and 2011, we generated net cash from operating activities of $11.1 million and $50.0 million, respectively. While net income of $28.5 million in the three months ended March 31, 2012 increased by $0.5 million as compared to the same period in the prior year, this increase was more than offset by a net change in working capital of $45.5 million, primarily due to payments made in connection with restructuring activities of $20.7 million, for which $26.9 million was accrued at December 31, 2011, and a reduction in accounts payable of $18.8 million following a reprioritization of research and development projects. Additionally, cash provided by operating activities was reduced by $8.3 million decrease in taxes payable. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $25.0 million of cash was used in investing activities during the three months ended March 31, 2012, compared to $88.1 million for the same period in 2011. Investing activities during the three months ended March 31, 2012 consisted principally of $18.9 million in cash paid for purchases of property and equipment, primarily in our ongoing construction projects in Germany and the U.S., as well as $4.4 million paid for intangible assets. Cash paid for acquisitions, net of cash acquired, of $2.0 million was cash paid in connection with acquisition milestone achievements.
In 2009 and 2010, we started the expansion of our Hilden, Germany and Germantown, Maryland, USA facilities, respectively. While the construction in Germany complete, the U.S. expansion projects are expected to continue into 2014, with both projects being completed at an estimated total cost of approximately $94.0 million, of which $60.9 million was incurred as of March 31, 2012. We anticipate that we will be able to fund such expansions with cash generated by operating activities.
In April and May 2012, we completed three acquisitions totaling $133.4 million in cash and $48.3 million in contingent consideration as discussed in Note 16 in the accompanying condensed consolidated financial statements. We funded these acquisitions with cash on hand and through utilizations of our revolving credit facilities.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $98.1 million based on the achievement of certain revenue and operating results milestones as follows: $19.6 million in 2012, $11.1 million in 2013, $12.5 million in 2014, $4.8 million in 2015, $6.6 million in 2016, and $43.5 million payable in any 12-month period from now until 2016 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $98.1 million total contingent obligation, approximately $17.6 million and $15.3 million are accrued in current and long-term liabilities, respectively, as of March 31, 2012.
Financing Activities. Financing activities provided $11.2 million in cash for the three months ended March 31, 2012 compared to $5.5 million for the three months ended March 31, 2011. Cash provided during the three months ended March 31, 2012 was primarily related to the issuance of common shares in connection with our stock plan.
In December 2011, we entered into a €400.0 million syndicated multi-currency revolving credit facility expiring December 2016 of which €110.0 million (approximately $146.9 million) was utilized at March 31, 2012. The €400.0 million facility can be utilized in euro, U.K pound or U.S. dollar and bears interest of 0.8% to 2.35% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. We have additional credit lines totaling $8.9 million at variable interest rates, none of which was utilized as of March 31, 2012. We also have capital lease obligations, including interest, in the aggregate amount of $22.8 million, and carry $447.6 million of long-term debt, of which $2.1 million is current as of March 31, 2012.
In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. During 2011, we repaid the debt in full.

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. The 2004 Notes are convertible into our common shares at a conversion price of $12.6449, subject to adjustment, and the 2006 Notes are convertible into our common shares at a conversion price of $20.00, subject to adjustment. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. At March 31, 2012, $145.0 million and $300.0 million are included in long-term debt for the amount of the notes payable to QIAGEN Finance and Euro Finance, respectively. The $145.0 million note payable has an effective rate of 1.84%, and had an original maturity in July 2011. We refinanced the $145.0 million note, which a has a new maturity date of February 2024. The $300.0 million note payable has an effective rate of 3.97% and is due in December 2014. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.
On April 10, 2012, we entered into a €30.0 million revolving credit facility, which bears interest of 0.73% above EONIA or EURIBOR. The facility can be utilized for general corporate purposes.
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and Qualitative Disclosures About Market Risk
Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2011.
Foreign Currency
QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currencies of the respective countries in which they are located. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Foreign currency transactions in the three-month periods ended March 31, 2012 was $1.4 million net loss as compared to $0.7 million net gain in the same period of 2011 and are included in other expense, net.
Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating.

Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis using foreign exchange forward and option contracts as well as cross-currency swaps.
We also make use of economic hedges. All derivatives that qualify for hedge accounting are cash-flow hedges. Further details of our derivative and hedging activities can be found in Note 7 to the accompanying condensed consolidated financial statements.

Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business, see Note 2 to the accompanying condensed consolidated financial statements.

Application of Critical Accounting Policies, Judgments and Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, share-based compensation, income taxes, investments, variable interest entities, goodwill and other intangible assets, purchase price allocation and fair value measurements.
Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2011. Actual results in these areas could differ from management’s estimates. There have been no significant changes in our critical accounting policies during 2012.

Off-Balance Sheet Arrangements
Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 9 and 15 to the accompanying condensed consolidated financial statements, we did not use special purpose entities and did not have off-balance-sheet financing arrangements as of March 31, 2012 and December 31, 2011.

Contractual Obligations
There were no material changes at March 31, 2012 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2011.

Legal Proceedings
For information on legal proceedings, see Note 14 to the accompanying condensed consolidated financial statements.
While no assurances can be given regarding the outcome of the proceeding described in Note 14, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors
Risks Related to the Growth of Our Business
An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.
Our business has grown rapidly, with total net sales increasing to nearly $1.2 billion in 2011 from $893.0 million in 2008. We have made several acquisitions in recent years, including Cellestis Ltd. in August 2011 and purchased a majority of Ipsogen S.A. shares in July 2011. Other acquisitions include SABiosciences and DxS Ltd. in 2009; Corbett Life Science Pty. Ltd., or Corbett, in 2008; and Digene Corporation, or Digene, in 2007. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample & Assay technologies. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.

We have also made significant investments to expand our business operations. In January 2009, we purchased land adjacent to our facility in Germany and in August 2009 began a major expansion project to create additional facilities for research and development as well as to expand production capacity. This expansion project in Germany was completed early in 2012. In addition, we began a project in June 2010 to expand our facility in Germantown, Maryland, for research, production and administrative space, and this project is expected to continue into 2014. These expansion projects increase our fixed costs, resulting in higher operational costs in the future that will negatively impact our gross profit and operating income until we fully utilize the additional capacity of these planned facilities. We also continue to upgrade our operating and financial systems and expand the geographic presence of our operations, which has resulted in the hiring of new employees as well as increased responsibilities for both existing and new management personnel. The rapid expansion of our business and the addition of new personnel may place a strain on our management and operational systems.
Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisitions successfully, and any inability to do so could have a material adverse effect on our results of operations.
Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.
During the past several years, we have acquired and integrated a number of companies through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and other risks, including risks associated with the:

•	assimilation of new products, technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing products, business and technologies;

•	generation of sales to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.
Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.
Rapid technological change and frequent new product introductions are typical in the markets we serve. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of products, including regulatory approvals, and we may experience delays in the future.
As a result, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval or compete successfully with competitive technologies. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the new product relative to competitive products;

•	opinions of the new product's utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.
The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.
Important new product programs underway include our modular medium-throughput QIAsymphony automation platform and our high-throughput QIAensemble automation platform and related Sample & Assay Technologies.
The speed and level of adoption of our QIAsymphony platform will affect sales of instrumentation but also of sample and assay kits designed to run on this system. In 2011, we exceeded our goal of reaching an installed based of 550 QIAsymphony systems, driven by the global rollout of QIAsymphony RGQ, our complete sample-to-result platform that was launched in late 2010. We have established a target of more than 750 QIAsymphony systems installed by year-end 2012. The rollout of QIAsymphony is intended to drive the dissemination and increasing sales of sample and assay kits that run on this platform, and we are seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests to run on QIAsymphony, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. The risk of slower adoption of QIAsymphony or the complete QIAsymphony RGQ system could significantly affect sales of products designed to run on these platforms.
The launch of the QIAensemble Decapper in late 2011, similarly, is an automation platform that affects sales of our test kits, primarily to high-throughput laboratories that run our HPV test to screen women for risk of cervical cancer. The level of acceptance of this instrument in the marketplace, and the development of future enhancements for the QIAensemble system, could significantly affect sales of products designed to run in the high-throughput setting.
Global economic conditions could adversely affect our business, results of operations and financial condition.
Our results of operations could be materially affected by adverse general conditions in the global economy and global financial markets. In times of economic hardship or high unemployment, patients may decide to forego or delay routine tests, in particular for our HPV test used to screen women for risk of cervical cancer. Changes in the availability or reimbursement of our molecular diagnostic testing products by insurance providers and healthcare maintenance organizations could also have a significant adverse impact on our results of operations.
Access to financing in the global financial markets has also been adversely affected for many businesses during the recent challenging economic times and public debt crisis. The uncertainty surrounding the resolution of the economic and sovereign debt crisis in Europe continues to have a negative impact on financial markets and economic conditions more generally. Our customers may face internal financing pressures that adversely impact spending decisions, the ability to purchase our products or that lead to a delay in collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts.

As is the case for many businesses, we face the following risks in regard to financial markets:

•
severely limited access to financing over an extended period of time, which may limit our ability to fund our growth strategy and could result in delays to capital expenditures, acquisitions or research and development projects;

•
failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty's inability to fulfill its payment obligations;

•	inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and

•	increased volatility or adverse movements in foreign currency exchange rates.
Our concentration of a significant portion of revenues in products related to HPV testing increases our dependence on that product group's success, our reliance on relationships with a relatively small number of customers particularly in the United States, and our reliance on a diversification strategy to increase sales in other product areas.

Contributions in 2011 from global sales of our HPV test products represent approximately 20% of our total net sales, of which approximately 15% were in the United States. While the ultimate decision to order this test is made by physicians in consultation with their patients, in the U.S. the test analysis is generally performed by reference laboratories, who in turn are the customers of QIAGEN in terms of ordering tests and related equipment. At present, a limited number of reference laboratories in the U.S. account for the majority of HPV test sales. In times of economic hardship or high unemployment patients may decide to forego or delay routine tests, as was the case during the second half of 2010 and during much of 2011 in the U.S. Further, the cost of HPV testing in the U.S. is reimbursed to reference laboratories by insurance providers and health maintenance organizations. If these insurance plans decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our results of operations. Growth in other areas through diversification and new product launches has reduced the proportion of total net sales coming from HPV tests in the U.S., but if we fail to further diversify, we could be at risk that under-performance of the HPV line or loss of a customer could materially affect results of operations.
Our sales of products related to the screening for and diagnosis of HPV will be affected by the level of acceptance of HPV screening by physicians and laboratories.
Sales of our HPV-related Molecular Diagnostics products depend upon our ability to develop greater acceptance by physicians and laboratories of the clinical benefits of HPV screening as a necessary part of the standard of care for screening women for risk of cervical cancer, either alone or in conjunction with cytology-based tests (Pap smears). This applies to the U.S. as well as Europe and other markets around the world. Pap tests have been the principal means of cervical cancer screening since the 1940s. Our HPV test is supported by extensive clinical data showing its significant benefits in better identifying women at risk for cervical cancer than a Pap test alone, and standards of care in the U.S. now recommend HPV tests in conjunction with Pap tests. In the U.S. approximately 45% of cervical cancer screening includes co-testing of molecular HPV tests along with Pap smears. These standards are also being adopted in other countries around the world. However, technological advances designed to improve quality control over sample collection and preservation, as well as to reduce the susceptibility of Pap tests to human error, may increase physician reliance on the Pap test and solidify its market position as the most widely used screening test.
HPV testing applies a new molecular-based approach that is different from the cytology-based approach (reviewing cells under a microscope) of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. The addition of our HPV test products to the Pap test for primary screening in the United States may be seen by some customers as adding unnecessary expense to traditional cervical cancer screening. As a result, our ability to continue to grow revenues from HPV testing in the U.S. and around the world depends on providing information on the proven benefits of using our molecular technologies to identify women at risk for cervical cancer
We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which will impact our ability to grow revenues in the healthcare market.
Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained. This process can delay the broad market introduction of new products, and could have a negative effect on our results of operations. As a result, third-party reimbursement may not be consistent or financially adequate to cover the cost of our products. This could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations.

Reduction in research and development budgets and government funding may result in reduced sales.
Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these organizations could have a significant adverse effect on demand for our products. Research and development budgets are affected by changes in available resources, the mergers of pharmaceutical and biotechnology companies, changes in spending priorities and institutional budgetary policies. Our results of operations could be adversely affected by any significant decrease in expenditures for life sciences research and development by pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments that can have an adverse impact on our results of operations.
In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or consolidation within the pharmaceutical and biotechnology industries could cause us to lose existing customers and potential future customers, which could have a material adverse impact on our results of operations.
Approximately 25% of our sales are generated from demand for our products used in the Academia customer class by researchers at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH). Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations.
Competition could reduce our sales.
We face various competitive factors against greater adoption of our products, in particular the use of “home-brew” methods, where widely available reagents and other chemicals are used in a non-standardized manner to perform sample and assay processing. We are also aware that a significant number of laboratory organizations and competitor companies are developing and using their own internally developed molecular assay tests. Some competitor companies may seek regulatory approvals from the U.S. Food and Drug Administration (FDA) or similar non-U.S. regulatory authorities and bring to the market alternative products that could limit the use of our products. The success of our business depends in part on the continued conversion of current users of “home brew” methods to our standardized Sample & Assay Technologies and products. There can be no assurance, however, as to the continued conversion of these potential customers.
We have experienced, and expect to continue to experience, increasing competition from companies that provide competitive pre-analytical solutions and also other products used by our customers. The markets for some of our products are very competitive and price sensitive. Other product suppliers may have significant advantages in terms of financial, operational, sales and marketing resources as well as experience in research and development. These companies may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. The development of products offering superior technology or a more cost-effective alternative to our products could have a material adverse effect on our results of operations.
We believe that customers in the market for pre-analytical solutions and assay technologies display a significant amount of loyalty to their initial supplier of a particular product, in particular given the time and expense required by customers to properly implement these products into their operations. As a result, it may be difficult to convert customers who have purchased products from competitors, and our competitive position may suffer if we are unable to be the first to develop and supply new products.

Risks Related to the Development, Manufacture and Distribution of Our Products
The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales.
We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework, particularly for product approvals. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S. and Japan. In recent years, several highly publicized scientific events (most notably in genomic research and “cloning”) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase existing regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.
Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek approvals for new products in other countries around the world. Future sales of certain products now in development may be dependent upon us successfully conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals. These trials could be subject to extensive regulation by governmental authorities in the U.S., particularly the FDA, and regulatory agencies in other countries. These trials involve substantial uncertainties and could impact customer demand for our products.
In addition, certain products, especially those intended for use in in vitro diagnostics applications, require regulatory approvals in various countries. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect in 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety. If we fail to obtain any required clearance or approvals, it could significantly damage our business in these markets.
Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.
Several of our key products and programs are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future as medical devices. Regulatory agencies in other countries also have medical device approval regulations that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, recordkeeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming. Our products related to the screening for and diagnosis of HPV were the first to obtain regulatory approval in the U.S. and in many European countries for clinical use in screening women for cervical cancer, which adds to our marketing expenses and increases the degree of regulatory review and oversight. The expense of submitting regulatory approval applications in multiple countries, as compared to our available resources, will impact the decisions we make about entering new markets.
Each medical device that we wish to distribute commercially in the U.S. will likely require us to seek either 510(k) clearance or approval of a pre-market approval application (PMA) from the FDA prior to marketing the device for in-vitro diagnostic use. Clinical trials related to our regulatory submissions take years to complete and represent a significant expense. The 510(k) clearance pathway usually takes from three to twelve months, but can take longer. The PMA pathway is more costly, lengthy and uncertain, and can take from one to three years, or longer. For example, it took more than four years to receive pre-market approval from the FDA for our HPV test product for use as a test for the presence of HPV in women with equivocal Pap test results and pre-market approval for the use of our HPV test as a primary adjunctive cervical cancer screening test to be performed in combination with the Pap test for women age 30 and older. The uncertain time period required for regulatory review increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the U.S.

Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from warning letters to more severe sanctions such as fines, injunctions and civil penalties, recalls or seizures of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the U.S.
Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications”. If the FDA were to disagree with our designation of a product, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained. Further, some of our products are used in “Laboratory Developed Tests” (LDT), where laboratories use our  materials for assays manufactured, validated and performed in house. We do not promote these products for clinical diagnostic use. If the FDA were to stop the practice of LDTs, sales of our products in the U.S. could be adversely affected.
Further, the FDA has announced its intention to begin regulating lab-developed tests (LDTs) in a phased-in approach, but details of proposed regulations have not yet emerged. LDTs represent the majority of molecular tests currently in use in terms of volume, and our automation systems - particularly the QIAsymphony platform - are designed to accommodate the automation and validation of these tests. The flexibility to handle LDTs is an advantage for these instruments. On the consumables side, LDTs can be competitors to our own commercially approved tests. We are pursuing a strategy of developing new content for our platforms partly by seeking regulatory approvals for new assays in Molecular Diagnostics, as well as approvals for these tests to run on QIAGEN instruments. We believe standardized tests that pass regulatory scrutiny may be attractive not only to reference laboratories and healthcare providers, but also to translational researchers in Pharma and Academia using molecular assays to develop and study products they expect to commercialize. On the other hand, laboratories creating LDTs may use some of our materials in their tests. We do not promote these products for clinical diagnostic use, but if the FDA were to stop the use of LDTs, sales of some of our products in the U.S. could be adversely affected. At this point the ultimate impact of potential new FDA policies on lab-developed tests is uncertain
We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.
We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and this could have an adverse impact on our results of operations.
We rely on collaborative commercial relationships to develop some of our products.
Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.

For example, our Personalized Healthcare business includes projects with pharmaceutical and biotechnology companies to co-develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our Pharma partners to development of those drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the paired diagnostic tests and drugs. In addition, the future level of sales for companion diagnostics that we bring to market depends, in some measure, on the commercial success of the relevant drugs. More companion diagnostics would be sold in combination with a widely prescribed drug than a drug with limited use. Hence, the future success of these diagnostics depends on our Pharma partners' actions and commercial success.

Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing flexibility and harm our business.
Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor's purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customer's request, we have conducted sales transactions through third-party online intermediaries to whom we are required to pay commissions. If sales grow through these intermediaries, it could have an adverse impact on our results of operations, particularly a negative impact on our gross profit.
We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.
Our customers in the scientific research markets typically only keep a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work. The lack of adequate delivery alternatives would have a serious adverse impact on our results of operations.
Risks Related to Our Operations
Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.
Our senior management consists of an Executive Committee comprised of the Managing Directors and our most senior executives responsible for core functions, and led by Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors could have a material adverse effect on our operations. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists among pharmaceutical and biotechnology companies as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as manufacturing and marketing, and the development of existing managers to lead a growing organization. The failure to recruit new employees, or develop existing employees, could have a material adverse impact on our results of operations.
Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.
The markets we serve are typically characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular since it is during this period that they receive new information on both their budgets and requirements. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.
Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns as may occur with changes in market conditions, our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to have been accurate. We also may not have sufficient, timely information to confirm or revise our sales projections for a specific quarter. If we fail to achieve our forecasted sales for a particular quarter, the value of our Common Shares could be adversely affected.
Changes in tax laws or their application could adversely affect our results of operations.
The integrated nature of our worldwide operations enables us to reduce the effective tax rate on our earnings since a portion of our earnings are taxed at more favorable rates in some jurisdictions. Changes in tax laws or their application with respect to matters such as changes in tax-rates, transfer pricing and income allocation, utilization of tax loss carry forwards, intercompany dividends, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations.

The U.S. health care reform law could affect our business, profitability and stock price.
Comprehensive healthcare reform legislation was signed into law in the U.S. in 2010. Although we cannot fully predict the many ways in which this healthcare reform might affect our business, the law imposes a 2.3% excise tax on certain transactions, including many sales of medical devices, which we expect will include the U.S. sales of our assays and instruments.This tax will apply to U.S. sales of all taxable medical devices occurring after December 31, 2012. The increased tax burden may adversely affect our results of operations.
We have a significant amount of debt that may adversely affect our financial condition.
We have a significant amount of debt, which creates significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any financing in the future necessary for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.
Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.
Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	marketing, sales and customer support efforts;

•	research and development activities;

•	expansion of our facilities;

•	consummation of possible future acquisitions of technologies, products or businesses;

•	demand for our products and services; and

•	repayment or refinancing of debt.
We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations. As of March 31, 2012, we had short-term debt of $146.9 million and outstanding long-term loan facilities of approximately $447.7 million, of which $2.1 million is current. Furthermore, as of March 31, 2012, we have capital lease obligations, including the current portion, of $22.8 million, that expire in various years through 2018. We may need to refinance all or part of these liabilities before or at their contractual maturities.
We currently do not foresee that this will happen, but if at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. The funds for the refinancing of existing liabilities or for the ongoing funding of our business may not be available or, if available, not on terms acceptable to us. If adequate funds are not available, we may be required to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business and results of operations. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of any securities could result in dilution to our shareholders.
An impairment of goodwill and intangible assets could reduce our earnings.
At March 31, 2012, our condensed consolidated balance sheet reflected approximately $1.7 billion of goodwill and approximately $824.1 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.

Our strategic equity investments may result in losses.
We have made, and may continue to make, strategic investments in complementary businesses as opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors that include the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control.
Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, we could be required to write-down the investment. This could result in future charges on our earnings that could materially adversely affect our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.
Risk of price controls is a threat to our profitability.
The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. As a result, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.
Risks Related to Our Global Operations
Doing business internationally creates certain risks for our business.
Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China, the United Kingdom and the U.S., and our instrumentation facilities are located in Switzerland. We have established sales subsidiaries in numerous countries including the U.S., Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Korea, Malaysia, China, Spain, Brazil, Mexico and India. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.
Our operations are subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates, as may occur as a result of rising energy costs. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations.
Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.
Based on our international operations, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition.

Exchange rate fluctuations may adversely affect our business and operating results.
Since we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. While we may engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.
We have made investments in and are expanding our business into emerging markets and regions, which exposes us to new risks.
We have recently expanded our business into emerging markets in Asia, South America and Africa, and we expect to continue to focus on expanding our business in these fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.
Our global operations may be affected by actions of governments, global or regional economic developments, weather or transportation delays, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us.
Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, China and the U.S., and our instrumentation facilities are located in Switzerland. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, or increased costs, or may be required to identify alternate suppliers or rely on third-party manufacturers.
Our instrumentation manufacturing processes are dependent upon certain components provided by third-party suppliers located in Japan, which experienced a severe earthquake followed by a tsunami in March 2011. As a result, to the extent that our suppliers are impacted by an event, we may experience periods of reduced instrumentation production. Any unexpected interruptions in our instrumentation production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period.
In addition, to the extent we temporarily shutdown any facility following such an unforeseen event, we may experience disruptions in our ability to ship products to customers or otherwise operate our business as a result of the unforeseen event. While our global operations give us the ability to ship product from alternative sites, we may not be able to do so because our customers' facilities are shutdown or the local logistics infrastructure is not functioning, and our sales will suffer.
Damage to our property due to unforeseen events and the disruption of our business from casualties may be covered by insurance, but this insurance may not be sufficient to cover all of our potential losses and such insurance may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event which will reduce profits and adversely affect our results of operations.

Risks Related to our Intellectual Property
We depend on patents and proprietary rights that may fail to protect our business.
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of March 31, 2012, we owned 181 issued patents in the United States, 133 issued patents in Germany and 763 issued patents in other major industrialized countries. In addition, at March 31, 2012, we had 990 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies, including our Company, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
A significant portion of HPV-related intellectual property is in the public domain, while additional HPV-related intellectual property is subject to our patents some of which will begin to expire in the next few years or are licensed to us on a non-exclusive basis. As a result, other companies have developed or may develop HPV detection tests.
Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue.
We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.
We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of these collaborations.
We are subject to risks associated with patent litigation.
The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the sample and assay technologies that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any proceedings.

Risks Related to Product Liability Issues
Our business exposes us to potential product liability.
The marketing and sale of our products and services for certain applications entail a potential risk of product liability. Although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount, but that we believe is currently appropriate for us. There can be no assurance, however, that we will be able to maintain this insurance at a reasonable cost and on reasonable terms, or that this insurance will be adequate to protect us against any or all potential claims or losses.
We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. Although we believe that our procedures for the handling and disposal of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse impact on us.
Risks Related to Our Common Shares
Our operating results may vary significantly from period to period and this may affect the market price of our Common Shares.
Our operating results may vary significantly from quarter to quarter, and also from year to year, since they are dependent upon a broad range of factors that include demand for our products, the level and timing of customer research budgets and commercialization efforts, the timing of government funding budgets of our customers, the timing of our research and development activities and related regulatory approvals, the impact of sales and marketing expenses, the introduction of new products by us or our competitors, competitive market conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future sales trends. As a result, sales and earnings may vary significantly from quarter to quarter or from year to year, and actual sales and earnings results in any one period will not necessarily be indicative of results to be anticipated in subsequent periods. Our results may also fail to meet or exceed the expectations of securities analysts or investors, which could cause a decline in the market price of our Common Shares.
Our holding company structure makes us dependent on the operations of our subsidiaries.
QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and is organized as a holding company. Currently, the material assets are the outstanding shares of the QIAGEN subsidiaries, intercompany receivables and other financial assets such as cash and short-term investments. As a result, QIAGEN N.V. is dependent upon payments, dividends and distributions from the subsidiaries for funds to pay operating and other expenses as well as to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion into U.S. dollars.
U.S. civil liabilities may not be enforceable against us.
We are incorporated under Dutch law, and substantial portions of our assets are located outside of the U.S. In addition, certain members of our Managing and Supervisory Boards and our officers reside outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or such other persons, or to enforce outside the U.S. any judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws.
In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the U.S., rights predicated upon the U.S. securities laws. There is no treaty between the U.S. and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a result, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the U.S. If the Dutch court finds that the jurisdiction of the federal or state court in the U.S. has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the U.S. unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, or officers who are residents of the Netherlands or countries other than the U.S. any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, or our officers in an original action predicated solely upon the federal securities laws of the U.S.

brought in a court of competent jurisdiction in the Netherlands against us or such members or officers, respectively.
Our Common Shares may have a volatile public trading price.
The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In 2011 and 2010, the price of our Common Shares has ranged from a high of $24.00 to a low of $12.47 on NASDAQ, and a high of EUR 17.87 to a low of EUR 9.07 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of our peer companies;

•	changes in government regulations or patent laws;

•	developments in patent or other intellectual property rights;

•	developments in government spending budgets for life sciences-related research;

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries; and

•	impact from foreign exchange rates.
The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies. These fluctuations have not necessarily been related to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our Common Shares.
Holders of our Common Shares should not expect to receive dividend income.
We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future. Although we do not anticipate paying any cash dividends, the distribution of any cash dividends in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price.
Shareholders who are United States residents could be subject to unfavorable tax treatment.
We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC. In countries outside the U.S., other or similar tax regimes may apply and result in unfavorable tax treatment for any dividends received.
Future sales and issuances of our Common Shares could adversely affect our stock price.
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of March 31, 2012, a total of approximately 235.5 million Common Shares were outstanding along with approximately 11.0 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 4.9 million were vested. A total of approximately 21.9 million Common Shares are reserved and available for issuances under our stock plans as of March 31, 2012, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares are free for sale, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.5 million Common Shares, subject to adjustments in certain cases.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.
Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our Managing Directors and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. If the proposal was made by the joint meeting of the Supervisory Board and the Managing Board, a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital.
Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders on October 11, 2007, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares.
In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire Preference Shares from us. The option enables the Foundation to acquire such number of Preference Shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the option, less one Preference Share. When exercising the option and exercising its voting rights on these Preference Shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation's ability to prevent or delay a change of control is that a public offer must be announced by a third party before it can issue (preference or other) protective shares that would enable the Foundation to exercise rights to 30% or more of the voting rights without an obligation to make a mandatory offer for all shares held by the remaining shareholders. In addition, the holding period for these shares by the Foundation is restricted to two years, and this protective stake must fall below the 30% voting rights threshold before the two-year period ends.